Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2024, our 2023 annual consolidated financial statements and our 2023 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2024 outlook, and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of July 31, 2024.

We have organized our management’s discussion and analysis in the following key sections:

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

As of September 30, 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. While we have always excluded amortization from acquired identifiable intangible assets other than computer software from our definition of adjusted earnings, this change aligns our treatment of amortization for all acquired intangible assets. Prior period amounts were revised for comparability.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

Term	Definition
AI	Artificial Intelligence
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
Change Program	A two-year initiative, completed in December 2022, that focused on transforming our company from a holding company to an operating company and from a content provider into a content-driven technology company
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
LSEG	London Stock Exchange Group plc
ML	Machine Learning
n/a	Not applicable
n/m	Not meaningful
organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods
Woodbridge	The Woodbridge Company Limited, our principal and controlling shareholder
YPL	York Parent Limited, the entity that owned our LSEG shares, which is jointly owned by our company and the Blackstone consortium. References to YPL also include its subsidiaries.
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

We derive most of our revenues from selling information and software solutions, primarily on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized as five reportable segments reflecting how we manage our businesses.

Second Quarter 2024 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products powered by emerging technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

7%
11%
42%
14%
26%

- Legal Professionals (42%)
- Corporates (26%)
- Tax & Accounting Professionals (14%)
- Reuters News (11%)
- Global Print (7%)

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven technologies, including generative AI, providing integrated workflow solutions designed to help our customers digitally transform and achieve their business outcomes.

Tax & Accounting Professionals

Serves tax, audit, and accounting professionals’ firms (other than the seven largest, which are served by the Corporates segment) with research and automated workflow products powered by emerging technologies, including generative AI.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via LSEG products.

Global Print Provides legal and tax information primarily in print format to customers around the world.

We refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience, and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also report “Corporate costs”, which includes expenses for centrally managed functions such as finance, legal and human resources.

Key Financial Highlights

Good revenue momentum continued in the second quarter. Our revenues increased 6%, compared to the second quarter of 2023, on both a total and organic basis, reflecting growth in recurring and transactions revenues in our “Big 3” segments. Interest in our generative AI offerings remains high and we continue to progress the execution of our product roadmap and investment plan. Our operating profit decreased 50% in the second quarter, primarily because the prior period included a $347 million gain on the sale of a majority stake in our Elite business. Our adjusted EBITDA decreased 2%, and the related margin decreased to 37.1% from 40.1% in the prior-year period, as higher revenues were more than offset by investments to position ourselves for continued growth and by the impact of acquisitions.

Due to our strong revenue performance in the first half of the year, we raised our full-year 2024 outlook for total and organic revenue growth for our total company and our “Big 3” segments to reflect the high end of the ranges we provided in our outlook on May 2, 2024. We also updated our guidance for the component parts of depreciation and amortization of computer software, and for interest expense. Refer to the “Outlook” section of this management’s discussion and analysis for further information.

Our capital capacity and liquidity remain a key asset. In the second quarter of 2024, we sold our remaining shares in LSEG for gross proceeds of $0.6 billion. We completed our current share repurchase program with the return of $287 million to shareholders. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by seasonality, particularly in our Tax & Accounting business, where revenues tend to be concentrated in the first and fourth quarters.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Consolidated results

	Three months ended June 30,					Six months ended June 30,
				Change					Change
(millions of U.S. dollars, except per share amounts and margins)	2024	2023		Total	Constant Currency	2024	2023		Total	Constant Currency
IFRS Financial Measures
Revenues	1,740	1,647		6%		3,625	3,385		7%
Operating profit	415	825		(50%)		972	1,333		(27%)
Diluted EPS	$1.86	$1.90		(2%)		$2.92	$3.49		(16%)
Non-IFRS Financial Measures
Revenues	1,740	1,647		6%	6%	3,625	3,385		7%	7%
Organic revenue growth					6%					8%
Adjusted EBITDA	646	662		(2%)	(2%)	1,452	1,339		8%	8%
Adjusted EBITDA margin	37.1%	40.1%		(300)bp	(330)bp	40.0%	39.4%		60bp	40bp
Adjusted EBITDA less accrued capital expenditures	498	537		(7%)		1,170	1,093		7%
Adjusted EBITDA less accrued capital expenditures margin	28.6%	32.6%		(400)bp		32.2%	32.2%		-
Adjusted EPS	$0.85	$0.88	(1)	(3%)	(5%)	$1.97	$1.71	(1)	15%	15%
“Big 3” Segments
Revenues	1,419	1,326		7%	8%	2,975	2,757		8%	8%
Organic revenue growth					8%					9%
Adjusted EBITDA	581	597		(3%)	(3%)	1,297	1,218		7%	7%
Adjusted EBITDA margin	41.0%	44.9%		(390)bp	(430)bp	43.5%	44.0%		(50)bp	(50)bp

(1)

In the third quarter of 2023, we amended our definition of adjusted earnings and adjusted EPS to exclude amortization from acquired computer software. We revised the comparative 2023 period to reflect the current period presentation. Refer to Appendices A and B of this management’s discussion and analysis for additional information.

Revenues

	Three months ended June 30,					Six months ended June 30,
			Change					Change

(millions of U.S. dollars)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	1,420	1,323	7%	8%	8%	2,846	2,646	8%	8%	8%
Transactions revenues	197	191	4%	4%	5%	532	468	14%	15%	15%
Global Print revenues	123	133	(8%)	(7%)	(7%)	247	271	(9%)	(9%)	(9%)
Revenues	1,740	1,647	6%	6%	6%	3,625	3,385	7%	7%	8%

Revenues in the second quarter increased 6% in total and in constant currency due to growth in recurring and transactions revenues. A contribution from acquisitions was offset by the loss of revenues from the divestiture of our Elite business. On an organic basis, total revenues increased 6%, driven by 8% growth in recurring revenues (82% of total revenues) and 5% growth in transactions revenues. Global Print revenues declined 7% on an organic basis.

Revenues in the six-month period increased 7% in total and in constant currency driven by growth in recurring and transactions revenues. Total revenues were negatively impacted by 1% as the loss of revenues from the divestiture of Elite more than offset the contribution from acquisitions. On an organic basis, total revenues increased 8%, driven by 8% growth in recurring revenues (78% of total revenues) and 15% growth in transactions revenues. Global Print revenues declined 9% on an organic basis.

In both periods, foreign currency had no net impact on our consolidated revenue growth.

Revenues from the “Big 3” segments in the second quarter increased 7% in total and 8% in constant currency. Foreign currency had a 1% negative impact on revenue growth. On an organic basis, revenues increased 8%, driven by 9% growth in recurring revenues and 5% growth in transactions revenues. In the six-month period, revenues from the “Big 3” segments increased 8% in total and in constant currency. Foreign currency had no net impact on revenue growth. On an organic basis, revenues increased 9%, driven by 9% growth in recurring revenues and 11% growth in transactions revenues. In both periods, the “Big 3” segments represented approximately 82% of our total revenues.

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit decreased 50% and 27% in the second quarter and six-month period, respectively, primarily because both periods of 2023 included a $347 million gain on the sale of a majority stake in our Elite business.

In the second quarter, adjusted EBITDA, which excludes the gain on sale of Elite as well as other items, decreased 2% and the related margin decreased to 37.1% from 40.1% in the prior-year period as higher revenues were more than offset by higher costs, which included growth investments and the impact from acquisitions. In the six-month period, adjusted EBITDA increased 8% and the related margin increased to 40.0% from 39.4% in the prior-year period as higher revenues more than offset higher costs. Foreign currency contributed 30bp and 20bp to the year-over-year change in adjusted EBITDA margin in the second quarter and six-month period, respectively.

Adjusted EBITDA less accrued capital expenditures and the related margin decreased in the second quarter due to lower adjusted EBITDA and higher accrued capital expenditures. In the six-month period, adjusted EBITDA less accrued capital expenditures increased as higher adjusted EBITDA more than offset higher accrued capital expenditures. The related margin was unchanged compared to the prior-year period.

Operating expenses

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars)	2024	2023	Total	Constant Currency	2024	2023	Total	Constant Currency
Operating expenses	1,090	990	10%	12%	2,171	2,064	5%	6%
Remove fair value adjustments(1)	6	(1)			8	(5)
Operating expenses, excluding fair value adjustments	1,096	989	11%	12%	2,179	2,059	6%	6%

(1)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

In both periods, operating expenses, excluding fair value adjustments, increased in total and on a constant currency basis as higher costs from acquisitions, investments as well as higher product, marketing and sales expenses related to higher revenues more than offset lower costs due to the Elite divestiture in June 2023.

Depreciation and amortization

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2024	2023	Change	2024	2023	Change
Depreciation	29	29	(2%)	57	59	(3%)
Amortization of computer software
Internally developed	117	107	10%	232	218	6%
Acquisition-related	37	20	81%	75	27	176%
Total amortization of computer software	154	127	22%	307	245	25%
Amortization of other identifiable intangible assets	23	23	(1%)	48	48	(1%)

●	Depreciation was substantially unchanged in the second quarter and decreased slightly in the six-month period.
●	Total amortization of computer software increased due to acquisitions and product development.
●

Amortization of other identifiable intangible assets was substantially unchanged in both periods as higher expenses associated with recent acquisitions were offset by the completion of amortization of assets acquired in previous years.

Other operating (losses) gains, net

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Other operating (losses) gains, net	(29)	347	(70)	364

In both periods of 2024, net other operating losses included an impairment of an equity method investment, which reflected a decline in the value of its commercial real estate holding. The six-month period of 2024 also included acquisition-related deal costs and costs related to a legal provision. In both periods of 2023, net other operating gains included a $347 million gain on the sale of a majority interest in our Elite business. The six-month period of 2023 also included a $23 million gain on the sale of a wholly-owned Canadian subsidiary to a company affiliated with Woodbridge.

Net interest expense

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2024	2023	Change	2024	2023	Change
Net interest expense	36	34	7%	76	89	(15%)

Net interest expense increased in the second quarter due to lower interest income, which more than offset a reduction in interest expense on commercial paper borrowings and from the repayment of our $600 million, 4.30% notes upon maturity in November 2023. In the six-month period, net interest expense decreased as lower interest expense on our borrowings more than offset the decrease in interest income. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged compared to the prior-year period.

Other finance (income) costs

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Other finance (income) costs	(2)	102	(24)	192

In the second quarter and six-month period of 2024, other finance income primarily included net foreign exchange gains on intercompany funding arrangements. In the second quarter and six-month period of 2023, other finance costs included losses of $66 million and $135 million, respectively, from foreign exchange contracts on instruments that were intended to reduce foreign currency risk on a portion of our indirect investment in LSEG, which was denominated in British pounds sterling, and net foreign exchange losses on intercompany funding arrangements.

Share of post-tax earnings (losses) in equity method investments

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023	2024	2023
YPL	68	421	68	995
Other equity method investments	(7)	(2)	(15)	(6)
Share of post-tax earnings in equity method investments	61	419	53	989

In May 2024, we sold our remaining LSEG shares that we had indirectly owned through YPL. We accounted for the investment in LSEG shares held by YPL at fair value, based on the share price of LSEG. As the investment in LSEG was denominated in British pounds sterling, we entered into a series of foreign exchange contracts to mitigate currency risk on our investment.

Our share of post-tax earnings (losses) in our YPL investment was comprised of the following items:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023	2024	2023
(Decrease) increase in LSEG share price	(36)	220	(86)	692
Foreign exchange gains (losses) on LSEG shares	3	113	(3)	278
Dividend income	6	45	6	45
Loss from forward contract	–	–	–	(77)
Gain from call options	–	–	22	–
Historical excluded equity adjustment(1)	95	43	129	57
YPL - Share of post-tax earnings in equity method investments	68	421	68	995

(1)	Represents income from the recognition of the remaining cumulative impact of equity transactions that were excluded from our investment in YPL.

Tax (benefit) expense

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Tax (benefit) expense	(402)	219	(335)	415

Tax benefit was $402 million and $335 million for the three months and six months ended June 30, 2024, respectively, due to a $468 million benefit from the recognition of a deferred tax asset relating to new tax legislation enacted in Canada. The new legislation reduced our ability to deduct interest expense against our Canadian taxable income, thereby increasing Canadian taxable profits such that we now expect to utilize tax loss carryforwards and other tax attributes, which we had not previously recognized as a deferred tax asset.

In January 2024, we began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which we operate. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. In the three and six months ended June 30, 2024, income tax benefit included $5 million and $7 million, respectively, of top-up tax expense which was attributable to our earnings in Switzerland.

Tax expense was $219 million for the three months ended June 30, 2023 and included $97 million of tax expense related to our earnings in equity method investments. Tax expense was $415 million in the six months ended June 30, 2023 and included $233 million of tax expense related to our earnings in equity method investments. Both periods in 2023 included $78 million of expense related to the sale of a majority stake in Elite, as well as $24 million of benefits from the settlement of a tax audit.

Additionally, the tax benefit or expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year.

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023(1)	2024	2023(1)

Tax (benefit) expense

Tax items impacting comparability:

Recognition of deferred tax asset(2)	(468)	–	(468)	–

Discrete changes to uncertain tax positions(3)	–	–	(15)	–

Corporate tax laws and rates(4)	–	1	–	1
Deferred tax adjustments(5)	(2)	(3)	2	(3)

Subtotal	(470)	(2)	(481)	(2)
Tax related to:

Amortization of acquired computer software	(8)	(5)	(17)	(7)

Amortization of other identifiable intangible assets	(5)	(6)	(11)	(12)

Other operating (losses) gains, net	(7)	78	(12)	77

Other finance (costs) income	(2)	(15)	(8)	(31)

Share of post-tax earnings in equity method investments	12	97	7	233

Other items	2	(1)	1	(2)

Subtotal	(8)	148	(40)	258

Total	(478)	146	(521)	256

(1)	Revised to reflect the current presentation. Refer to Appendix A of this management’s discussion and analysis for additional information.
(2)	Relates to new tax legislation enacted in Canada.
(3)	Relates to the release of tax reserves that are no longer required due to the settlement of a tax dispute.
(4)	Relates primarily of adjustments to deferred tax balances due to changes in effective state tax rates.
(5)	Relates primarily to adjustments to deferred tax assets attributable to a non-U.S. subsidiary.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023	2024	2023

Tax (benefit) expense	(402)	219	(335)	415

Remove: Items from above impacting comparability	478	(146)	521	(256)
Other adjustment:

Interim period effective tax rate normalization(1)	1	5	10	3

Total tax expense on adjusted earnings	77	78	196	162

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Results of discontinued operations

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023	2024	2023
(Loss) earnings from discontinued operations, net of tax	(3)	5	11	24

In all periods, earnings or losses from discontinued operations, net of tax, were primarily comprised of earnings or losses arising on a receivable balance from LSEG relating to a tax indemnity. The earnings or losses were due to changes in foreign exchange and interest rates. The six-month period of 2024 also included benefits from the release of reserves that are no longer required due to settlements of tax disputes.

Net earnings and diluted EPS

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except per share amounts)	2024	2023	Total	Constant Currency	2024	2023	Total	Constant Currency
IFRS Financial Measures
Net earnings	841	894	(6%)		1,319	1,650	(20%)
Diluted EPS	$1.86	$1.90	(2%)		$2.92	$3.49	(16%)
Non-IFRS Financial Measures(1)
Adjusted earnings	385	412	(7%)		888	808	10%
Adjusted EPS	$0.85	$0.88	(3%)	(5%)	$1.97	$1.71	15%	15%

(1)

In the third quarter of 2023, we amended our definition of adjusted earnings and adjusted EPS to exclude amortization from acquired computer software. We revised the comparative 2023 period to reflect the current presentation. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Net earnings and diluted EPS decreased in both periods. Both prior-year periods included the gain on sale of our Elite business and a significant increase in the value of the Company’s investment in LSEG. Both current-year periods included a $468 million non-cash tax benefit related to tax legislation enacted in Canada.

Adjusted earnings and adjusted EPS, which excludes the gain on sale of Elite, the change in value of our LSEG investment, the non-cash tax benefit, as well as other adjustments, decreased in the second quarter due to lower adjusted EBITDA, higher internally developed software amortization and higher taxes. Adjusted earnings and adjusted EPS increased in the six-month period primarily due to higher adjusted EBITDA.

Diluted and adjusted EPS in both periods benefited from a reduction in weighted-average common shares outstanding due to share repurchases and our June 2023 return of capital transaction.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and six months ended June 30, 2024. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended June 30,					Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	702	667	5%	5%	8%	1,400	1,339	5%	5%	8%
Transactions revenues	25	38	(34%)	(33%)	3%	48	80	(40%)	(39%)	3%
Revenues	727	705	3%	3%	7%	1,448	1,419	2%	2%	7%
Segment adjusted EBITDA	327	345	(5%)	(6%)		669	663	1%	1%
Segment adjusted EBITDA margin	45.0%	48.9%	(390)bp	(440)bp		46.2%	46.7%	(50)bp	(60)bp

Revenues moderately increased in total and in constant currency in both periods, as organic revenue growth of 7% and a contribution from acquisitions was partly offset by the loss of revenues from the divestiture of the Elite business. On an organic basis, revenues grew due to growth in both recurring (97% of the Legal Professionals segment in the second quarter) and transactions (3% of the Legal Professionals segment in the second quarter) revenues. Recurring organic revenue growth was driven by Westlaw, Practical Law, CoCounsel and the segment’s international businesses. The migration of customers from a Global Print product to Westlaw benefited the segment’s year-over-year revenue growth by $5 million in the second quarter and $9 million in the six-month period. Transactions organic revenue growth was driven by the segment’s international businesses.

Segment adjusted EBITDA decreased in the second quarter and increased slightly in the six-month period. The related margins declined in both periods. The performance in both periods reflected higher investments as well as the impacts of acquisitions. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 50bp in the second quarter and 10bp in the six-month period.

Corporates

	Three months ended June 30,					Six months ended June 30,
			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	382	340	12%	13%	10%	752	666	13%	13%	10%
Transactions revenues	60	52	16%	17%	1%	197	161	23%	23%	11%
Revenues	442	392	13%	13%	8%	949	827	15%	15%	10%
Segment adjusted EBITDA	163	163	–	–		356	317	12%	12%
Segment adjusted EBITDA margin	36.8%	41.6%	(480)bp	(500)bp		37.3%	38.2%	(90)bp	(100)bp

Revenues increased in total and in constant currency in both periods, which included a contribution from our acquisition of Pagero. On an organic basis, revenues grew 8% in the second quarter due to growth in recurring revenues (86% of the Corporates segment in the second quarter) driven by Pagero, Practical Law, CLEAR, Indirect Tax, and the segment’s international businesses. Transactions revenues (14% of the Corporates segment in the second quarter) increased 1% on an organic basis, reflecting an expected slower rate of growth following strong seasonal demand of the segment’s tax-related products in the first quarter of 2024. In the six-month period, organic revenue growth of 10% was due to strong growth in both recurring and transactions revenues. Transactions organic revenue growth included growth from the Confirmation and Trust businesses.

Segment adjusted EBITDA was unchanged and the related margin decreased in the second quarter due to investments and the impact of the Pagero acquisition. In the six-month period, segment adjusted EBITDA increased primarily due to higher revenues, while the related margin slightly declined. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp in the second quarter and 10bp in the six-month period.

Tax & Accounting Professionals

	Three months ended June 30,					Six months ended June 30,
			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	179	167	7%	10%	10%	378	343	10%	12%	12%
Transactions revenues	71	62	15%	16%	11%	200	168	19%	20%	13%
Revenues	250	229	9%	12%	10%	578	511	13%	15%	12%
Segment adjusted EBITDA	91	89	3%	5%		272	238	14%	16%
Segment adjusted EBITDA margin	36.8%	38.5%	(170)bp	(190)bp		47.1%	45.7%	140bp	140bp

Revenues increased in total and in constant currency in both periods, which included a contribution from the acquisition of SurePrep in the prior-year period. On an organic basis, revenues increased due to growth in both recurring (72% of the Tax & Accounting Professionals segment in the second quarter) and transactions (28% of the Tax & Accounting Professionals segment in the second quarter) revenues. Recurring organic revenue growth was led by the segment’s businesses in Latin America and its audit products. Transactions organic revenue growth was driven by SurePrep and the Confirmation businesses. In the six-month period, recurring and transactions organic revenue growth also benefited from higher UltraTax revenues.

Segment adjusted EBITDA slightly increased, and the related margin decreased in the second quarter due to higher investments. In the six-month period, segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses, including the investments. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp in the second quarter, but had no impact in the six-month period.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

	Three months ended June 30,					Six months ended June 30,
			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	164	155	6%	7%	4%	328	310	6%	7%	4%
Transactions revenues	41	39	6%	7%	2%	87	59	48%	49%	41%
Revenues	205	194	6%	7%	4%	415	369	13%	13%	10%
Segment adjusted EBITDA	51	45	13%	14%		111	74	50%	51%
Segment adjusted EBITDA margin	24.8%	23.1%	170bp	140bp		26.6%	20.0%	660bp	660bp

Revenues increased in total and in constant currency in both periods, which included a positive impact from acquisitions. On an organic basis, revenue growth in the second quarter was driven by the Agency business and a contractual price increase from the segment’s news and editorial agreement with the Data & Analytics business of LSEG. In the six-month period, organic revenue growth was led by generative AI related content licensing revenue that was largely transactional.

Reuters News and LSEG’s Data & Analytics business have an agreement pursuant to which Reuters News supplies news and editorial content to LSEG through October 1, 2048. In the first six months of 2024, Reuters News recorded revenues of $192 million under this agreement, compared to $184 million in the prior-year period.

Segment adjusted EBITDA and the related margin increased in both periods primarily due to higher revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp in the second quarter, but had no impact in the six-month period.

Global Print

	Three months ended June 30,					Six months ended June 30,
			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Revenues	123	133	(8%)	(7%)	(7%)	247	271	(9%)	(9%)	(9%)
Segment adjusted EBITDA	43	53	(18%)	(18%)		90	103	(12%)	(12%)
Segment adjusted EBITDA margin	35.2%	39.7%	(450)bp	(450)bp		36.7%	38.1%	(140)bp	(150)bp

Revenues decreased in total, in constant currency, and on an organic basis in both periods, in line with our expectations. The revenue declines in both periods included the impact of the migration of customers from a global print product to Westlaw. Excluding the impact of this migration, Global Print revenues declined 5% in the second quarter and 6% in the six-month period on an organic basis.

Segment adjusted EBITDA and the related margin declined in both periods primarily due to the impact of lower revenues. Foreign currency had no impact on the year-over-year change in segment adjusted EBITDA margin in the second quarter, but had a 10bp benefit in the six-month period.

Corporate costs

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Corporate costs	29	33	46	56

Corporate costs in both periods decreased primarily due to lower costs in certain corporate functional areas.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, borrow under our credit facility, and issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

In the first six months of 2024, we received gross proceeds of $1.9 billion in connection with the sale of our remaining 16.0 million LSEG shares. We acquired Pagero and World Business Media for an aggregate amount of $810 million. Pagero is a global leader in e-invoicing and indirect tax solutions and World Business Media is a cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry. We also repurchased $639 million of our common shares, which completed our plan to repurchase up to $1.0 billion of our common shares as announced on November 1, 2023. Refer to the “Share repurchases – Normal Course Issuer Bid (NCIB)” subsection below for additional information.

Our capital strategy approach has provided us with a strong capital structure and liquidity position. Our disciplined approach and cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business. While we are closely monitoring the global disruption caused by Russia’s invasion of Ukraine and the ongoing Israel – Hamas conflict, our operations in those regions are not material to our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We continue to target (i) a maximum leverage ratio of 2.5x net debt to adjusted EBITDA (ii) a pay out of 50% to 60% of our expected free cash flow as dividends to our shareholders (iii) a return of at least 75% of our annual free cash flow to our shareholders in the form of dividends and share repurchases; and (iv) to earn a return on invested capital (ROIC) that is double or more of our weighted-average cost of capital over time.

As of June 30, 2024, we had $1.7 billion of cash on hand, which includes a portion of the proceeds from the sale of our LSEG shares. As a result, our net debt to adjusted EBITDA leverage ratio as of June 30, 2024 was 0.6:1, significantly lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio as of June 30, 2024 was 0.5:1, which is also well below the maximum leverage ratio allowed under the credit facility of 4.5:1. Our next scheduled debt maturities are in September 2024 and May 2025.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2024	2023	$ Change	2024	2023	$ Change
Net cash provided by operating activities	705	695	10	1,137	962	175
Net cash provided by investing activities	324	1,633	(1,309)	967	3,301	(2,334)
Net cash used in financing activities	(1,245)	(1,160)	(85)	(1,715)	(2,475)	760
Translation adjustments	(3)	–	(3)	(5)	1	(6)
(Decrease) increase in cash and cash equivalents	(219)	1,168	(1,387)	384	1,789	(1,405)
Cash and cash equivalents at beginning of period	1,901	1,690	211	1,298	1,069	229
Cash and cash equivalents at end of period	1,682	2,858	(1,176)	1,682	2,858	(1,176)
Non-IFRS Financial Measure(1)
Free cash flow	541	596	(55)	812	729	83

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Net cash provided by operating activities increased by $10 million in the second quarter, despite a reduced working capital benefit compared to the prior year. The increase in net cash provided by operating activities in the six-month period was due to the cash benefits from higher revenues. The six-month period of 2023 also included $74 million of payments related to our Change Program, which we completed in 2022.

Investing activities. In 2024, net cash provided by investing activities included proceeds from the sales of LSEG shares of $610 million and $1,854 million in the second quarter and six-month period, respectively. These inflows were partly offset by taxes paid on the LSEG share sales, as well as on the sales of certain businesses, of $121 million and $137 million in the second quarter and six-month period, respectively. Investing activities also included capital expenditures of $152 million in the second quarter and $297 million in the six-month period. The six-month period also included acquisition spend of $455 million, primarily related to the purchase of Pagero and World Business Media. We spent an additional $384 million to acquire the remaining portion of Pagero from minority shareholders, which is reflected in financing activities below.

In 2023, net cash provided by investing activities included $1,583 million and $3,876 million, in the second quarter and six-month period, respectively, in proceeds from the sales of LSEG shares. Both periods also included $418 million in proceeds from the sale of a majority stake in our Elite business and a $45 million dividend from our LSEG investment. These inflows were partly offset by $252 million and $270 million in taxes paid on the sales of LSEG shares and certain businesses, $127 million and $267 million of capital expenditures, and $33 million and $523 million of acquisition spending in the second quarter and six-month period, respectively. Acquisition spending in the six-month period primarily included the January 2023 acquisition of SurePrep, a provider of tax automation software and services.

Financing activities. In 2024, net cash used in financing activities included $703 million and $139 million of net payments under our commercial paper program, $235 million and $472 million of dividend payments to our common shareholders and $287 million and $639 million of share repurchases in the second quarter and six-month period, respectively. The six-month period also included $384 million for the purchase of shares from Pagero’s minority shareholders and $48 million for the repayment of Pagero’s outstanding debt.

In 2023, net cash used in financing activities in both periods included returns to our shareholders of $2,045 million through a return of capital and share consolidation transaction. The second quarter also included $230 million of dividend payments to our common shareholders, while the six-month period included $454 million of dividends and $718 million of share repurchases. These outflows were partly offset by $1,132 million and $771 million of net borrowings under our commercial paper program in the second quarter and six-month period, respectively. Refer to the “Commercial paper program”, “Dividends”, “Share repurchases” and “Return of capital and share consolidation” subsections below for additional information.

Cash and cash equivalents. Cash and cash equivalents as of June 30, 2024 were higher compared to December 31, 2023 primarily due to net proceeds from the sale of our remaining 16.0 million LSEG shares.

Free cash flow. Free cash flow decreased in the second quarter as the increase in cash flow from operating activities was more than offset by higher capital expenditures and lower cash flows from other investing activities. Free cash flow increased in the six-month period as higher cash flows from operating activities more than offset higher capital expenditures and lower cash flows from other investing activities. Other investing activities in the six-month period of 2023 included proceeds from the sale of a subsidiary to a company affiliated with Woodbridge.

Additional information about our debt and credit arrangements, dividends and share repurchases is as follows:

●

Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There was no commercial paper outstanding as of June 30, 2024 (December 31, 2023 - $130 million). Issuances of commercial paper reached a peak of $900 million during the second quarter of 2024.

●

Credit facility. We have a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of June 30, 2024 and December 31, 2023. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 102.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by Moody’s, S&P or Fitch, our facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, we may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of June 30, 2024, we complied with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility was 0.5:1.

●

Long-term debt. We did not issue notes or repay any of our term debt in the first six months of 2024. In June 2024, we filed a new base shelf prospectus pursuant to which Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through July 19, 2026. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. Neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

In May 2024, S&P Global Ratings upgraded our long-term debt to BBB+ from BBB.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa1	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot ensure that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2024, we announced a 10% or $0.20 per share increase in the annualized dividend rate to $2.16 per common share (beginning with the common share dividend that we paid in March 2024). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend. As reflected in the table below, in the second quarter of 2023, we temporarily suspended our DRIP in advance of the return of our capital transaction and paid such dividends in cash. The DRIP resumed after the completion of the return of capital transaction. Refer to the “Return of capital and share consolidation” subsection below for additional information.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2024	2023	2024	2023
Dividends declared per common share	$0.54	$0.49	$1.08	$0.98
Dividends declared	243	230	487	462
Dividends reinvested	(8)	–	(15)	(8)
Dividends paid	235	230	472	454

●

Share repurchases – Normal Course Issuer Bid (NCIB). We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. On November 1, 2023, we announced that we planned to repurchase up to $1.0 billion of our common shares. In May 2024, we completed this plan. Share repurchases are typically executed under a NCIB. Shares were repurchased for the buyback program under a renewed NCIB, which was approved by the TSX and effective on November 1, 2023. Under the renewed NCIB up to 10 million common shares may be repurchased between November 3, 2023 and November 2, 2024. We may repurchase common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases or share purchase program agreement purchases if we receive, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that we will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Share repurchases (millions of U.S. dollars)	287	–	639	718
Shares repurchased (number in millions)	1.8	–	4.1	6.0
Share repurchases – average price per share in U.S. dollars	$161.32	–	$156.92	$120.10

Decisions regarding any future repurchases will depend on certain factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

●

Return of capital and share consolidation. In June 2023, we returned approximately $2.0 billion to our shareholders through a return of capital transaction, which was funded from the proceeds of our company’s dispositions of LSEG shares. The transaction consisted of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, at a ratio of 1 pre-consolidated share for 0.963957 post-consolidated shares. Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the transaction. The share consolidation was proportional to the cash distribution and the share consolidation ratio was based on the volume weighted-average trading price of the shares on the NYSE for the five-trading day period immediately preceding June 23, 2023, the effective date for the return of capital transaction. Woodbridge, our principal shareholder, participated in this transaction. As a result of the share consolidation, our company’s outstanding common shares were reduced by 15.8 million common shares.

Financial position

Our total assets of $18.4 billion as of June 30, 2024 did not significantly change compared to $18.7 billion of total assets as of December 31, 2023.

As of June 30, 2024, our current liabilities exceeded our current assets primarily because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	June 30,	December 31,

(millions of U.S. dollars)	2024	2023
Net debt(1)	1,693	2,207
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(1)	2,791	2,678
Net debt / adjusted EBITDA(1)	0.6:1	0.8:1

(1)

Amounts represent non-IFRS financial measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Our leverage ratio of net debt to adjusted EBITDA was well below our target ratio of 2.5:1. Net debt decreased due to the increase in cash and cash equivalents and from the repayment of our commercial paper (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information). As of June 30, 2024, our total debt position (after swaps) was $3.1 billion.

The maturity dates for our term debt are well balanced with no significant concentration in any one year. As of June 30, 2024, the average maturity of our term debt of $3.1 billion was approximately eight years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2023 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the six months ended June 30, 2024.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against us is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Prior to December 31, 2023, we paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates. We do not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because we believe our position is supported by the weight of law, we intend to vigorously defend our position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that we have sold, the majority are subject to indemnity arrangements under which we have been required to pay additional taxes to HMRC or the indemnity counterparty.

We do not believe that the resolution of these matters will have a material adverse effect on our financial condition taken as a whole. Payments made by us are not a reflection of our view on the merits of the case. As we expect to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, we expect to continue recording substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in our financial statements.

Guarantees

We have an investment in 3XSQ Associates, an entity jointly owned by one of our subsidiaries and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation.

For additional information, please see the “Risk Factors” section of our 2023 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results”.

In February 2024, we communicated our financial outlook for the year. In May of 2024, we moderately raised our revenue outlook for total and organic revenue growth. In August of 2024, we moderately raised our 2024 outlook again for total and organic revenue growth for both our total company and our “Big 3” segments to reflect the high end of the ranges we provided in our May outlook. This update reflected the strong performance of our business during the first six months of 2024. Additionally, we adjusted our outlook for the following:

●

Shifted $15 million of depreciation and amortization of internally developed software to amortization of acquired software to reflect updated purchase price accounting allocations for the Pagero acquisition. The total outlook for depreciation and amortization of computer software remains unchanged.

●

Reduced our outlook for interest expense to $125 - $145 million from $150 - $170 million, reflecting an earlier than expected completion of our LSEG monetization and the impact of higher interest rates on our cash balances.

The following table sets forth our updated 2024 outlook and our full-year 2023 actual results, which includes non-IFRS financial measures. Our updated 2024 outlook:

●	Assumes constant currency rates relative to 2023; and
●	Does not factor in the impact of any other acquisitions or divestitures that may occur in future periods.

We believe this type of guidance provides useful insight into the anticipated performance of our business.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact our ability to achieve our outlook.

Total Thomson Reuters	2023 Actual	2024 Outlook 2/8/2024	2024 Outlook 5/2/2024	2024 Outlook 8/1/2024
Revenue growth	3%	Approx. 6.5%	Approx. 6.5% - 7.0%		Approx. 7.0%
Organic revenue growth(1)	6%	Approx. 6.0%	Approx. 6.0% - 6.5%		Approx. 6.5%
Adjusted EBITDA margin(1)	39.3%	Approx. 38%	Unchanged		Unchanged
Corporate costs	$115 million	$120 - $130 million	Unchanged		Unchanged
Free cash flow(1)	$1.9 billion	Approx. $1.8 billion	Unchanged		Unchanged
Accrued capital expenditures as a percentage of revenues(1)	7.8%	Approx. 8.5%	Unchanged		Unchanged
Depreciation and amortization of computer software	$628 million	$730 - $750 million	Unchanged		Unchanged
Depreciation and amortization of internally developed software	$556 million	$595 - $615 million	Unchanged		$580 - $600 million
Amortization of acquired software	$72 million	Approx. $135 million	Unchanged	Approx. $	150 million
Interest expense(2)	$164 million	$150 - $170 million	Unchanged		$125 - $145 million
Effective tax rate on adjusted earnings(1)	16.5%	Approx. 18%	Unchanged		Unchanged

“Big 3” Segments(1)	2023 Actual	2024 Outlook 2/8/2024	2024 Outlook 5/2/2024	2024 Outlook 8/1/2024
Revenue growth	3%	Approx. 8.0%	Approx. 8.0% - 8.5%		Approx. 8.5%
Organic revenue growth	7%	Approx. 7.5%	Approx. 7.5% - 8.0%		Approx. 8.0%
Adjusted EBITDA margin	43.8%	Approx. 43%	Unchanged		Unchanged

(1)

Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(2)	2023 actual excludes a $12 million interest benefit associated with the release of tax reserves that is removed from adjusted earnings.

We expect our third-quarter 2024 organic revenue growth rate to be approximately 6% and our adjusted EBITDA margin to be approximately 34%. We expect the third quarter to be the low point for our margin in 2024, as our investment spending increases in what is our seasonally lowest revenue quarter of the year.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial outlook.

Revenues
Material assumptions	Material risks

● Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility

● Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

● Continued ability to deliver innovative products that meet evolving customer demands

● Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

● Improvement in customer retention through commercial simplification efforts and customer service improvements

● Ongoing geopolitical instability and uncertainty regarding interest rates and inflation continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)

● Uncertainty in the legal regulatory regime relating to AI. Potential future legislation may make it harder for us to conduct business using AI, lead to regulatory fines or penalties, require us to change product offerings or business practices, or prevent or limit our use of AI

● Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks
● Our ability to achieve revenue growth targets ● Business mix continues to shift to higher-growth product offerings ● Integration expenses associated with recent acquisitions will reduce margins

● Same as the risks above related to the revenue outlook

● Higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials

● Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks
● Our ability to achieve our revenue and adjusted EBITDA margin targets ● Accrued capital expenditures expected to approximate 8.5% of revenues in 2024

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

● Accrued capital expenditures may be higher than currently expected

● The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2023 does not significantly change in 2024

● Minimal changes in currently enacted tax laws and treaties within the jurisdictions where we operate

● Significant gains that will prevent the imposition of certain minimum taxes

● No significant charges or benefits from the finalization of prior tax years

● Depreciation and amortization of internally developed computer software of $580 - $600 million in 2024

● Interest expense of $125 - $145 million in 2024

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● Depreciation and amortization of internally developed computer software as well as interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of July 31, 2024, our principal shareholder, Woodbridge, beneficially owned approximately 70% of our common shares.

Transactions with YPL

In the first six months of 2024, we received $1.8 billion of dividends from YPL related to the sale of our remaining indirectly owned LSEG shares. See the “Results of Operations” and “Liquidity and Capital Resources” sections of this management’s discussion and analysis for additional information.

Except for the above transactions, there were no new significant related party transactions during the first six months of 2024. Refer to the “Related Party Transactions” section of our 2023 annual management’s discussion and analysis, which is contained in our 2023 annual report, as well as note 32 of our 2023 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

There were no material events occurring after June 30, 2024 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2023 annual management’s discussion and analysis, which is contained in our 2023 annual report, for information regarding changes in accounting policies. Since the date of our 2023 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies. Refer to note 1 of our consolidated interim financial statements for the three and six months ended June 30, 2024 for information regarding recent accounting pronouncements.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2023 annual management’s discussion and analysis, which is contained in our 2023 annual report, for additional information. Since the date of our 2023 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop, among other factors. While we are closely monitoring these conditions to assess potential impacts on our businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There was no change in our internal control over financial reporting during the second quarter of 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of July 31, 2024, we had outstanding 449,712,611 common shares, 6,000,000 Series II preference shares, 1,270,842 stock options and a total of 1,438,660 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2023 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at sedarplus.ca and in the United States with the Securities and Exchange Commission (SEC) at sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our business outlook, as well as statements regarding the Company’s intentions to target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA, a dividend payout ratio of between 50% to 60% of its free cash flow, its target to return at least 75% of free cash flow annually in the form of dividends and share repurchases, as well as its target to earn a return on invested capital (ROIC) that is double or more of its weighted-average cost of capital over time, the Company’s expectations regarding refunds on amounts paid to HMRC, the Company’s intentions with respect to utilization of tax loss carryforwards and other tax attributes, and other expectations regarding the Company’s strategic priorities, initiatives and opportunities, and its liquidity and capital resources. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2023 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company’s business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

In the third quarter of 2023, we amended our definition of adjusted earnings and adjusted EPS to exclude amortization from acquired computer software. While we have always excluded amortization from acquired identifiable intangible assets other than computer software from adjusted earnings and adjusted EPS, this change aligns our treatment of amortization for all acquired intangible assets. Prior period amounts were revised for comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.	Earnings from continuing operations

Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted EPS
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

	Provides a basis to analyze the effective tax rate associated with adjusted earnings.	Tax benefit (expense)

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under the contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow
Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures and ratios:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency” or excluding the effects of currency), which is determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth only for the time we owned the business in the current period, compared to the same period in the prior year.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprise approximately 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Appendix B

This appendix provides reconciliations of certain non-IFRS financial measures to the most directly comparable IFRS measure for the three and six months ended June 30, 2024 and 2023, and year ended December 31, 2023.

Rounding

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,

(millions of U.S. dollars, except margins)	2024	2023	2024	2023	2023

Earnings from continuing operations	844	889	1,308	1,626	2,646

Adjustments to remove:

Tax (benefit) expense	(402)	219	(335)	415	417

Other finance (income) costs	(2)	102	(24)	192	192

Net interest expense	36	34	76	89	152

Amortization of other identifiable intangible assets	23	23	48	48	97

Amortization of computer software	154	127	307	245	512

Depreciation	29	29	57	59	116

EBITDA	682	1,423	1,437	2,674	4,132

Adjustments to remove:

Share of post-tax earnings in equity method investments	(61)	(419)	(53)	(989)	(1,075)

Other operating losses (gains), net	29	(347)	70	(364)	(397)

Fair value adjustments(1)	(4)	5	(2)	18	18

Adjusted EBITDA	646	662	1,452	1,339	2,678

Deduct: Accrued capital expenditures	(148)	(125)	(282)	(246)	(532)

Adjusted EBITDA less accrued capital expenditures	498	537	1,170	1,093	2,146

Adjusted EBITDA margin	37.1%	40.1%	40.0%	39.4%	39.3%

Adjusted EBITDA less accrued capital expenditures margin	28.6%	32.6%	32.2%	32.2%	31.5%

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,

(millions of U.S. dollars)	2024	2023	2024	2023	2023

Capital expenditures	152	127	297	267	544

Remove: IFRS adjustment to cash basis	(4)	(2)	(15)	(21)	(12)

Accrued capital expenditures	148	125	282	246	532

Accrued capital expenditures as a percentage of revenues	n/a	n/a	n/a	n/a	7.8%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2024	2023	2024	2023	2023

Net earnings	841	894	1,319	1,650	2,695

Adjustments to remove:

Fair value adjustments(1)	(4)	5	(2)	18	18

Amortization of acquired computer software	37	20	75	27	72

Amortization of other identifiable intangible assets	23	23	48	48	97

Other operating losses (gains), net	29	(347)	70	(364)	(397)

Interest benefit impacting comparability(2)(3)	–	–	–	–	(12)

Other finance (income) costs	(2)	102	(24)	192	192

Share of post-tax earnings in equity method investments	(61)	(419)	(53)	(989)	(1,075)

Tax on above items(3)	(8)	148	(40)	258	265

Tax items impacting comparability(2)(3)	(470)	(2)	(481)	(2)	(172)

Loss (earnings) from discontinued operations, net of tax	3	(5)	(11)	(24)	(49)

Interim period effective tax rate normalization(3)	(1)	(5)	(10)	(3)	–

Dividends declared on preference shares	(2)	(2)	(3)	(3)	(5)

Adjusted earnings(4)	385	412	888	808	1,629

Adjusted EPS(4)	$0.85	$0.88	$1.97	$1.71	$3.51

Diluted weighted-average common shares (millions)	450.9	470.4	451.9	472.5	464.0

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(2)	Release of tax and interest reserves due to the expiration of statutes of limitation.
(3)	For three and six months ended June 30, 2024 and 2023, see the “Results of Operations—Tax (benefit) expense” section of this management’s discussion and analysis for additional information.
(4)	The adjusted earnings impact of non-controlling interests, which was applicable only to the three and six months ended June 30, 2024, was not material.

Reconciliation of effective tax rate on adjusted earnings

Year ended December 31,

(millions of U.S. dollars, except percentages)	2023

Adjusted earnings	1,629

Plus: Dividends declared on preference shares	5

Plus: Tax expense on adjusted earnings	324

Pre-tax adjusted earnings	1,958

IFRS tax expense	417

Remove tax related to:

Amortization of acquired computer software	17

Amortization of other identifiable intangible assets	22

Share of post-tax earnings in equity method investments	(253)

Other finance income	31

Other operating gains, net	(81)

Other items	(1)

Subtotal – tax on pre-tax items removed from adjusted earnings	(265)

Remove: Tax items impacting comparability	172

Total – Remove all items impacting comparability	(93)

Tax expense on adjusted earnings	324

Effective tax rate on adjusted earnings	16.5%

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,

(millions of U.S. dollars)	2024	2023	2024	2023	2023

Net cash provided by operating activities	705	695	1,137	962	2,341

Capital expenditures	(152)	(127)	(297)	(267)	(544)

Other investing activities	6	45	6	68	137

Payments of lease principal	(16)	(15)	(31)	(31)	(58)

Dividends paid on preference shares	(2)	(2)	(3)	(3)	(5)

Free cash flow	541	596	812	729	1,871

Reconciliation of net debt and leverage ratio of net debt to adjusted EBITDA

	June 30,	December 31,

(millions of U.S. dollars)	2024	2023

Current indebtedness	1,264	372

Long-term indebtedness	1,846	2,905

Total debt	3,110	3,277

Swaps	(31)	(65)

Total debt after swaps	3,079	3,212

Remove fair value adjustments for hedges(1)	7	2

Total debt after currency hedging arrangements	3,086	3,214

Remove transaction costs, premiums or discounts, included in the carrying value of debt	24	26

Add: Lease liabilities (current and non-current)	265	265

Less: Cash and cash equivalents(2)	(1,682)	(1,298)

Net debt	1,693	2,207

Leverage ratio of net debt to adjusted EBITDA

Adjusted EBITDA	2,791	2,678

Net debt/adjusted EBITDA	0.6:1	0.8:1

(1)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.
(2)

Includes cash and cash equivalents of $100 million as of June 30, 2024 and December 31, 2023, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)

	Three months ended June 30,

			Change

(millions of U.S. dollars)	2024	2023	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	727	705	3%	–	3%	(4%)	7%

Corporates	442	392	13%	–	13%	5%	8%

Tax & Accounting Professionals	250	229	9%	(3%)	12%	1%	10%

“Big 3” Segments Combined	1,419	1,326	7%	(1%)	8%	(1%)	8%

Reuters News	205	194	6%	(1%)	7%	3%	4%

Global Print	123	133	(8%)	(1%)	(7%)	–	(7%)

Eliminations/Rounding	(7)	(6)

Total revenues	1,740	1,647	6%	(1%)	6%	–	6%

Recurring Revenues

Legal Professionals	702	667	5%	–	5%	(2%)	8%

Corporates	382	340	12%	–	13%	3%	10%

Tax & Accounting Professionals	179	167	7%	(3%)	10%	–	10%

“Big 3” Segments Combined	1,263	1,174	7%	(1%)	8%	–	9%

Reuters News	164	155	6%	(1%)	7%	3%	4%

Eliminations/Rounding	(7)	(6)

Total recurring revenues	1,420	1,323	7%	(1%)	8%	–	8%

Transactions Revenues

Legal Professionals	25	38	(34%)	—	(33%)	(36%)	3%

Corporates	60	52	16%	(1%)	17%	16%	1%

Tax & Accounting Professionals	71	62	15%	(1%)	16%	5%	11%

“Big 3” Segments Combined	156	152	3%	(1%)	4%	(2%)	5%

Reuters News	41	39	6%	(1%)	7%	4%	2%

Total transactions revenues	197	191	4%	(1%)	4%	–	5%

	Six months ended June 30,

			Change

(millions of U.S. dollars)	2024	2023	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	1,448	1,419	2%	–	2%	(5%)	7%

Corporates	949	827	15%	–	15%	5%	10%

Tax & Accounting Professionals	578	511	13%	(2%)	15%	2%	12%

“Big 3” Segments Combined	2,975	2,757	8%	–	8%	(1%)	9%

Reuters News	415	369	13%	(1%)	13%	3%	10%

Global Print	247	271	(9%)	–	(9%)	–	(9%)

Eliminations/Rounding	(12)	(12)

Total revenues	3,625	3,385	7%	–	7%	–	8%

Recurring Revenues

Legal Professionals	1,400	1,339	5%	–	5%	(3%)	8%

Corporates	752	666	13%	–	13%	3%	10%

Tax & Accounting Professionals	378	343	10%	(2%)	12%	–	12%

“Big 3” Segments Combined	2,530	2,348	8%	–	8%	(1%)	9%

Reuters News	328	310	6%	(1%)	7%	3%	4%

Eliminations/Rounding	(12)	(12)

Total recurring revenues	2,846	2,646	8%	–	8%	(1%)	8%

Transactions Revenues

Legal Professionals	48	80	(40%)	(1%)	(39%)	(43%)	3%

Corporates	197	161	23%	–	23%	12%	11%

Tax & Accounting Professionals	200	168	19%	(1%)	20%	7%	13%

“Big 3” Segments Combined	445	409	9%	(1%)	10%	(1%)	11%

Reuters News	87	59	48%	(1%)	49%	8%	41%

Total transactions revenues	532	468	14%	(1%)	15%	–	15%

	Year ended December 31,

			Change

(millions of U.S. dollars)	2023	2022	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	2,807	2,803	–	–	–	(6%)	6%

Corporates	1,620	1,536	5%	–	5%	(2%)	7%

Tax & Accounting Professionals	1,058	986	7%	(2%)	9%	(1%)	10%

“Big 3” Segments Combined	5,485	5,325	3%	–	4%	(4%)	7%

Reuters News	769	733	5%	–	5%	1%	4%

Global Print	562	592	(5%)	(1%)	(4%)	(1%)	(3%)

Eliminations/Rounding	(22)	(23)

Total revenues	6,794	6,627	3%	–	3%	(3%)	6%

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended June 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2024	2023	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	327	345	(5%)	1%	(6%)

Corporates	163	163	–	–	–

Tax & Accounting Professionals	91	89	3%	(2%)	5%

“Big 3” Segments Combined	581	597	(3%)	–	(3%)

Reuters News	51	45	13%	–	14%

Global Print	43	53	(18%)	–	(18%)

Corporate costs	(29)	(33)	n/a	n/a	n/a

Adjusted EBITDA	646	662	(2%)	–	(2%)

Adjusted EBITDA margin

Legal Professionals	45.0%	48.9%	(390)bp	50bp	(440)bp

Corporates	36.8%	41.6%	(480)bp	20bp	(500)bp

Tax & Accounting Professionals	36.8%	38.5%	(170)bp	20bp	(190)bp

“Big 3” Segments Combined	41.0%	44.9%	(390)bp	40bp	(430)bp

Reuters News	24.8%	23.1%	170bp	30bp	140bp

Global Print	35.2%	39.7%	(450)bp	–	(450)bp

Adjusted EBITDA margin	37.1%	40.1%	(300)bp	30bp	(330)bp

Operating expenses	1,090	990	10%	(2%)	12%

Adjusted EPS	$0.85	$0.88	(3%)	1%	(5%)

	Six months ended June 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2024	2023	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	669	663	1%	–	1%

Corporates	356	317	12%	1%	12%

Tax & Accounting Professionals	272	238	14%	(1%)	16%

“Big 3” Segments Combined	1,297	1,218	7%	–	7%

Reuters News	111	74	50%	(2%)	51%

Global Print	90	103	(12%)	–	(12%)

Corporate costs	(46)	(56)	n/a	n/a	n/a

Adjusted EBITDA	1,452	1,339	8%	–	8%

Adjusted EBITDA margin

Legal Professionals	46.2%	46.7%	(50)bp	10bp	(60)bp

Corporates	37.3%	38.2%	(90)bp	10bp	(100)bp

Tax & Accounting Professionals	47.1%	45.7%	140bp	–	140bp

“Big 3” Segments Combined	43.5%	44.0%	(50)bp	–	(50)bp

Reuters News	26.6%	20.0%	660bp	–	660bp

Global Print	36.7%	38.1%	(140)bp	10bp	(150)bp

Adjusted EBITDA margin	40.0%	39.4%	60bp	20bp	40bp

Operating expenses	2,171	2,064	5%	(1%)	6%

Adjusted EPS	$1.97	$1.71	15%	1%	15%

“Big 3” segments and consolidated adjusted EBITDA and the related margins

Year ended December 31,

(millions of U.S. dollars, except margins)	2023

Adjusted EBITDA

Legal Professionals	1,299

Corporates	619

Tax & Accounting Professionals	490

“Big 3” Segments Combined	2,408

Reuters News	172

Global Print	213

Corporate costs	(115)

Adjusted EBITDA	2,678

“Big 3” Segments Combined

Adjusted EBITDA	2,408

Revenues, excluding $15 million of fair value adjustments to acquired deferred revenue	5,500

Adjusted EBITDA margin	43.8%

Consolidated

Adjusted EBITDA	2,678

Revenues, excluding $16 million of fair value adjustments to acquired deferred revenue	6,810

Adjusted EBITDA margin	39.3%

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

	Three months ended June 30, 2024

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues
Legal Professionals	727	–	727	327	45.0%
Corporates	442	2	444	163	36.8%
Tax & Accounting Professionals	250	–	250	91	36.8%
“Big 3” Segments Combined	1,419	2	1,421	581	41.0%
Reuters News	205	–	205	51	24.8%
Global Print	123	–	123	43	35.2%
Eliminations/Rounding	(7)	–	(7)	–	n/a
Corporate costs	–	–	–	(29)	n/a
Consolidated totals	1,740	2	1,742	646	37.1%

	Six months ended June 30, 2024

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues
Legal Professionals	1,448	–	1,448	669	46.2%
Corporates	949	5	954	356	37.3%
Tax & Accounting Professionals	578	–	578	272	47.1%
“Big 3” Segments Combined	2,975	5	2,980	1,297	43.5%
Reuters News	415	1	416	111	26.6%
Global Print	247	–	247	90	36.7%
Eliminations/Rounding	(12)	–	(12)	–	n/a
Corporate costs	–	–	–	(46)	n/a
Consolidated totals	3,625	6	3,631	1,452	40.0%

	Three months ended June 30, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues
Legal Professionals	705	–	705	345	48.9%
Corporates	392	1	393	163	41.6%
Tax & Accounting Professionals	229	3	232	89	38.5%
“Big 3” Segments Combined	1,326	4	1,330	597	44.9%
Reuters News	194	–	194	45	23.1%
Global Print	133	–	133	53	39.7%
Eliminations/Rounding	(6)	–	(6)	–	n/a
Corporate costs	–	–	–	(33)	n/a
Consolidated totals	1,647	4	1,651	662	40.1%

	Six months ended June 30, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues
Legal Professionals	1,419	–	1,419	663	46.7%
Corporates	827	3	830	317	38.2%
Tax & Accounting Professionals	511	10	521	238	45.7%
“Big 3” Segments Combined	2,757	13	2,770	1,218	44.0%
Reuters News	369	–	369	74	20.0%
Global Print	271	–	271	103	38.1%
Eliminations/Rounding	(12)	–	(12)	–	n/a
Corporate costs	–	–	–	(56)	n/a
Consolidated totals	3,385	13	3,398	1,339	39.4%

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Revenues	1,740	1,885	1,815	1,594	1,647	1,738	1,765	1,574
Operating profit	415	557	558	441	825	508	631	398
Earnings from continuing operations	844	464	650	370	889	737	179	265
(Loss) earnings from discontinued operations, net of tax	(3)	14	28	(3)	5	19	39	(37)
Net earnings	841	478	678	367	894	756	218	228
Earnings (loss) attributable to:
Common shareholders	841	481	678	367	894	756	218	228
Non-controlling interests	–	(3)	–	–	–	–	–	–

Basic earnings (loss) per share
From continuing operations	$1.87	$1.03	$1.43	$0.81	$1.89	$1.56	$0.37	$0.55
From discontinued operations	(0.01)	0.03	0.06	(0.01)	0.01	0.04	0.08	(0.08)
	$1.86	$1.06	$1.49	$0.80	$1.90	$1.60	$0.45	$0.47
Diluted earnings (loss) per share
From continuing operations	$1.87	$1.03	$1.43	$0.81	$1.89	$1.55	$0.37	$0.55
From discontinued operations	(0.01)	0.03	0.06	(0.01)	0.01	0.04	0.08	(0.08)
	$1.86	$1.06	$1.49	$0.80	$1.90	$1.59	$0.45	$0.47

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by seasonality, particularly in our Tax & Accounting business, where revenues tend to be concentrated in the first and fourth quarters. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues, except in the third and fourth quarters of 2022 when a significant strengthening in the U.S. dollar caused a moderate decrease to our revenues. Divestitures negatively impacted our revenues throughout 2023 as well as in the first two quarters of 2024, despite contributions from recent acquisitions.

Operating profit – Our operating profit does not tend to be significantly impacted by seasonality. Because most of our operating expenses are fixed, we generally become more profitable when our revenues increase. When our revenues decline, we generally become less profitable. The second quarter of 2023 and the fourth quarter of 2022 included gains from the sale of certain non-core businesses. In 2022, our operating profit was impacted by costs associated with our Change Program, which was completed at the end of 2022.

Net earnings – Our net earnings have been significantly impacted by our former investment in LSEG in certain periods. The first, second and fourth quarters of 2023 and the fourth quarter of 2022 reflected increases in the value of our LSEG investment, while the third quarter of 2023 reflected a decrease in the value of our LSEG investment. While the third quarter of 2022 also included a significant reduction in the value of our LSEG investment, the reduction was virtually all due to the strengthening of the U.S. dollar against the British pound sterling, which was mitigated by gains on foreign exchange contracts related to a portion of the investment, which was denominated in British pound sterling. The second quarter of 2024 included a $468 million tax benefit from the recognition of a deferred tax asset relating to new tax legislation enacted in Canada.

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. In the event debt securities are issued by TR Finance LLC, TR Finance LLC expects that the proceeds will be loaned to the Subsidiary Guarantors, and/or U.S. affiliates that are direct or indirect shareholders of the Subsidiary Guarantors. TR Finance LLC expects to be able to pay interest, premiums, operating expenses and to meet its debt obligations using interest income from the affiliate loans and will be further supported by Guarantees provided by the Subsidiary Guarantors and Thomson Reuters Corporation. However, the ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the ability of the Subsidiary Guarantors and/or such other U.S. affiliates to pay interest and meet debt obligations under the affiliate loans and upon the credit support of the Subsidiary Guarantors and Thomson Reuters Corporation. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

●	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
●	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2024, our 2023 annual consolidated financial statements, as well as our 2023 annual management’s discussion and analysis included in our 2023 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended June 30, 2024

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	–	–	477	1,426	(163)	1,740

Operating expenses	(4)	–	(338)	(911)	163	(1,090)

Depreciation	–	–	(9)	(20)	–	(29)

Amortization of computer software	–	–	(4)	(150)	–	(154)

Amortization of other identifiable intangible assets	–	–	(10)	(13)	–	(23)

Other operating losses, net	–	–	(22)	(7)	–	(29)

Operating (loss) profit	(4)	–	94	325	–	415

Finance (costs) income, net:

Net interest expense	(35)	–	–	(1)	–	(36)

Other finance (costs) income	(69)	–	–	71	–	2

Intercompany net interest income (expense)	30	–	(15)	(15)	–	–

(Loss) income before tax and equity method investments	(78)	–	79	380	–	381

Share of post-tax earnings in equity method investments	–	–	–	61	–	61

Share of post-tax earnings in subsidiaries	704	–	–	59	(763)	–

Tax benefit (expense)	215	–	(20)	207	–	402

Earnings from continuing operations	841	–	59	707	(763)	844

Loss from discontinued operations, net of tax	–	–	–	(3)	–	(3)

Net earnings	841	–	59	704	(763)	841

Earnings attributable to:

Common shareholders	841	–	59	704	(763)	841

Non-controlling interests	–	–	–	–	–	–

	Three months ended June 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	–	–	508	1,283	(144)	1,647

Operating expenses	(6)	–	(327)	(801)	144	(990)

Depreciation	–	–	(10)	(19)	–	(29)

Amortization of computer software	–	–	(4)	(123)	–	(127)

Amortization of other identifiable intangible assets	–	–	(11)	(12)	–	(23)

Other operating (losses) gains, net	–	–	(1)	348	–	347

Operating (loss) profit	(6)	–	155	676	–	825

Finance (costs) income, net:

Net interest (expense) income	(48)	–	5	9	–	(34)

Other finance (costs) income	(23)	–	1	(80)	–	(102)

Intercompany net interest income (expense)	42	–	(12)	(30)	–	–

(Loss) income before tax and equity method investments	(35)	–	149	575	–	689

Share of post-tax earnings in equity method investments	–	–	–	419	–	419

Share of post-tax earnings in subsidiaries	929	–	71	133	(1,133)	–

Tax expense	–	–	(16)	(203)	–	(219)

Earnings from continuing operations	894	–	204	924	(1,133)	889

Earnings from discontinued operations, net of tax	–	–	–	5	–	5

Net earnings	894	–	204	929	(1,133)	894

Earnings attributable to:

Common shareholders	894	–	204	929	(1,133)	894

Non-controlling interests	–	–	–	–	–	–

CONDENSED CONSOLIDATING INCOME STATEMENT

	Six months ended June 30, 2024

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	–	–	1,036	2,928	(339)	3,625

Operating expenses	(9)	–	(753)	(1,748)	339	(2,171)

Depreciation	–	–	(18)	(39)	–	(57)

Amortization of computer software	–	–	(8)	(299)	–	(307)

Amortization of other identifiable intangible assets	–	–	(20)	(28)	–	(48)

Other operating losses, net	–	–	(27)	(43)	–	(70)

Operating (loss) profit	(9)	–	210	771	–	972

Finance (costs) income, net:

Net interest (expense) income	(73)	–	1	(4)	–	(76)

Other finance (costs) income	(89)	–	1	112	–	24

Intercompany net interest income (expense)	60	–	(30)	(30)	–	–

(Loss) income before tax and equity method investments	(111)	–	182	849	–	920

Share of post-tax earnings in equity method investments	–	–	–	53	–	53

Share of post-tax earnings (losses) in subsidiaries	1,215	–	(1)	138	(1,352)	–

Tax benefit (expense)	215	–	(44)	164	–	335

Earnings from continuing operations	1,319	–	137	1,204	(1,352)	1,308

Earnings from discontinued operations, net of tax	–	–	–	11	–	11

Net earnings	1,319	–	137	1,215	(1,352)	1,319

Earnings (losses) attributable to:

Common shareholders	1,319	–	137	1,218	(1,352)	1,322

Non-controlling interests	–	–	–	(3)	–	(3)

	Six months ended June 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	–	–	1,077	2,636	(328)	3,385

Operating expenses	(6)	–	(760)	(1,626)	328	(2,064)

Depreciation	–	–	(21)	(38)	–	(59)

Amortization of computer software	–	–	(9)	(236)	–	(245)

Amortization of other identifiable intangible assets	–	–	(23)	(25)	–	(48)

Other operating gains (losses), net	23	–	(5)	346	–	364

Operating profit	17	–	259	1,057	–	1,333

Finance (costs) income, net:

Net interest (expense) income	(99)	–	4	6	–	(89)

Other finance (costs) income	(26)	–	1	(167)	–	(192)

Intercompany net interest income (expense)	108	–	(24)	(84)	–	–

Income before tax and equity method investments	–	–	240	812	–	1,052

Share of post-tax earnings in equity method investments	–	–	–	989	–	989

Share of post-tax earnings in subsidiaries	1,650	–	68	201	(1,919)	–

Tax expense	–	–	(39)	(376)	–	(415)

Earnings from continuing operations	1,650	–	269	1,626	(1,919)	1,626

Earnings from discontinued operations, net of tax	–	–	–	24	–	24

Net earnings	1,650	–	269	1,650	(1,919)	1,650

Earnings attributable to:

Common shareholders	1,650	–	269	1,650	(1,919)	1,650

Non-controlling interests	–	–	–	–	–	–

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	June 30, 2024

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	9	–	320	1,353	–	1,682

Trade and other receivables	–	–	246	847	–	1,093

Intercompany receivables	2,707	–	369	3,437	(6,513)	–

Other financial assets	–	–	5	12	–	17

Prepaid expenses and other current assets	–	–	236	238	–	474

Current assets	2,716	–	1,176	5,887	(6,513)	3,266

Property and equipment, net	–	–	200	236	–	436

Computer software, net	–	–	39	1,434	–	1,473

Other identifiable intangible assets, net	–	–	1,001	2,183	–	3,184

Goodwill	–	–	3,796	3,502	–	7,298

Equity method investments	–	–	–	230	–	230

Other financial assets	98	–	3	318	–	419

Other non-current assets	–	–	110	510	–	620

Intercompany receivables	109	–	2	777	(888)	–

Investments in subsidiaries	14,637	–	496	4,005	(19,138)	–

Deferred tax	214	–	–	1,238	–	1,452

Total assets	17,774	–	6,823	20,320	(26,539)	18,378

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	1,264	–	–	–	–	1,264

Payables, accruals and provisions	54	–	352	621	–	1,027

Current tax liabilities	–	–	–	325	–	325

Deferred revenue	–	–	411	613	–	1,024

Intercompany payables	2,992	–	445	3,076	(6,513)	–

Other financial liabilities	–	–	12	76	–	88

Current liabilities	4,310	–	1,220	4,711	(6,513)	3,728

Long-term indebtedness	1,846	–	–	–	–	1,846

Provisions and other non-current liabilities	2	–	5	671	–	678

Other financial liabilities	–	–	82	165	–	247

Intercompany payables	–	–	778	110	(888)	–

Deferred tax	–	–	237	26	–	263

Total liabilities	6,158	–	2,322	5,683	(7,401)	6,762

Equity

Total equity	11,616	–	4,501	14,637	(19,138)	11,616

Total liabilities and equity	17,774	–	6,823	20,320	(26,539)	18,378

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	24	–	182	1,092	–	1,298

Trade and other receivables	–	–	276	846	–	1,122

Intercompany receivables	2,666	–	465	3,402	(6,533)	–

Other financial assets	–	–	6	60	–	66

Prepaid expenses and other current assets	–	–	212	223	–	435

Current assets	2,690	–	1,141	5,623	(6,533)	2,921

Property and equipment, net	–	–	200	247	–	447

Computer software, net	–	–	49	1,187	–	1,236

Other identifiable intangible assets, net	–	–	1,021	2,144	–	3,165

Goodwill	–	–	3,803	2,916	–	6,719

Equity method investments	–	–	–	2,030	–	2,030

Other financial assets	116	–	6	322	–	444

Other non-current assets	–	–	116	502	–	618

Intercompany receivables	188	–	2	778	(968)	–

Investments in subsidiaries	14,572	–	489	3,943	(19,004)	–

Deferred tax	–	–	–	1,104	–	1,104

Total assets	17,566	–	6,827	20,796	(26,505)	18,684

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	372	–	–	–	–	372

Payables, accruals and provisions	55	–	317	742	–	1,114

Current tax liabilities	–	–	–	248	–	248

Deferred revenue	–	–	337	655	–	992

Intercompany payables	2,768	–	634	3,131	(6,533)	–

Other financial liabilities	400	–	15	92	–	507

Current liabilities	3,595	–	1,303	4,868	(6,533)	3,233

Long-term indebtedness	2,905	–	–	–	–	2,905

Provisions and other non-current liabilities	2	–	6	684	–	692

Other financial liabilities	–	–	76	161	–	237

Intercompany payables	–	–	778	190	(968)	–

Deferred tax	–	–	232	321	–	553

Total liabilities	6,502	–	2,395	6,224	(7,501)	7,620

Equity

Total equity	11,064	–	4,432	14,572	(19,004)	11,064

Total liabilities and equity	17,566	–	6,827	20,796	(26,505)	18,684